Exhibit 99.1

Foresight Chosen by Leading European Car Manufacturer for Joint POC Project

The project will potentially augment the manufacturer’s safety capabilities through Foresight’s stereoscopic technology

Ness Ziona, Israel – May 28, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the signing of a joint proof of concept (POC) project with an American subsidiary of a leading European passenger car manufacturer. The project is meant to test Foresight’s stereoscopic technology abilities to enhance the vehicle manufacturer’s existing active safety features without requiring additional sensors and infrastructure. Following successful completion of the project and satisfactory outcome, the vehicle manufacturer may consider integrating Foresight’s solutions into its vehicle safety applications.

The project, which is based on a predefined technological statement of work, consists of two phases: a feasibility testing phase followed by a simulation and real-life testing phase. Total expected consideration for the POC is up to $120,000.

“We are delighted to have been chosen by one of the leading European passenger car manufacturers to conduct a proof of concept project to test our ability to enhance existing mono camera-based safety systems using our advanced stereoscopic technology,” said Haim Siboni, CEO of Foresight. “This project may allow us to offer a solution that can be readily deployed in vehicles equipped with level 2 and level 3 autonomy systems. Moreover, it may allow vehicle manufacturers to take existing safety systems to the next autonomy level without complications caused by new hardware integrations and design changes that often result in slower production timelines and additional costs. We believe that this project will result in potential expanded opportunities with additional leading automotive OEM’s worldwide.”

The proof of concept project is made possible with Foresight’s patented automatic calibration solution that is designed to create a stereo system using two mono cameras with overlapping fields-of-view in order to enhance a vehicle’s Advanced Driver Assistance System’s performance in terms of detection quality, distance accuracy and robustness.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the benefits and capabilities of its products, the results of the proof of concept project, that following successful completion of the project and satisfactory outcome, the vehicle manufacturer may consider integrating Foresight’s solutions into its vehicle safety applications, and the expected consideration of the proof of concept project. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654